

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Brian J. Wendling
Chief Accounting Officer and Principal Financial Officer
Liberty Media Corp
12300 Liberty Boulevard
Englewood, Colorado 80112

      Re: Liberty Media Corp
          Form 10-K for the Year Ended December 31, 2019
          Filed February 26, 2020
          File No. 001-35707

Dear Mr. Wendling:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology